Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 3, 2008

BAYTEX ENERGY TRUST ANNOUNCES 2009 OPERATING PLANS
AND CHANGE TO DISTRIBUTIONS

2009 Operating Plans

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that the Board of Directors of Baytex has approved a 2009 capital budget of $160 million for exploration and development (“E&D”) activities, designed to generate production at an annual average of approximately 41,000 boe/d. In addition to this E&D capital spending, Baytex expects to incur approximately $16 million in deferred acquisition payments in respect of our previously announced transaction in North Dakota. We plan to incur approximately 35% to 40% of the E&D spending in the first quarter of 2009 during the traditionally busy winter drilling season.

As in past years, approximately 60% of our E&D budget has been allocated to our heavy oil operations, with the planned drilling of approximately 60 wells, including 15 horizontal primary (cold) producers and ongoing design work for a commercial thermal project in our Seal area in the Peace River oil sands region. The remainder of the capital program will be directed toward our light oil and natural gas operations in Canada and the United States, resulting in the drilling of approximately 30 wells.  Our 2009 production mix is forecast to be approximately 60% heavy oil, 18% light oil and NGL and 22% natural gas.

Change to Distributions

The Board of Directors of Baytex has approved a distribution level of $0.18 per unit per month effective with the payment on January 15, 2009 in respect of December 2008 operations. This is a reduction of $0.07 per unit per month from the current level, and represents a return to the distribution in place at the beginning of 2008, before the dramatic increase in commodity prices. We believe that it is prudent to manage the level of distributions to maintain strong levels of corporate liquidity during the current financial turmoil and to better align distributions with the prevailing commodity price environment.

Outlook for 2009

Our corporate strategy since inception has been to execute a sustainable income trust model, generally funding our E&D capital program and cash distributions with internally generated cash flow. With the pending change in income trust taxation, we are also focused on ensuring a successful potential transition into a corporate entity. We believe that our 2009 operating plans, although modest in capital spending level and production target, will serve to promote the necessary progress in the development of our key resource assets at Seal and in our light oil resource plays. We also believe that our adjusted distribution level represents a desirable balance between continuing to provide an attractive cash return to our investors and maintaining a sound and flexible balance sheet in order to prosper through these unprecedented and difficult economic conditions. Baytex is well positioned to withstand the current environment and to pursue the mandate of a leading exploration and production company post 2010.

Baytex Energy Trust
Press Release
December 3, 2008	Page 2 of 2

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our exploration and development capital program for 2009; our production levels for 2009; the timing and amount of deferred acquisition payments for our North Dakota acquisition; the timing and allocation of our exploration and development expenditures; the number of wells to be drilling in 2009; commercial thermal development of our heavy oil resource play at Seal; our production mix for 2009; our distribution policy; our liquidity and financial capacity; funding sources for our cash distributions and capital program; and potential changes to our business form.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2007, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust

Ray Chan, Chief Executive Officer
Telephone: (403) 267-0715

Anthony Marino, President and Chief Operating Officer
Telephone: (403) 267-0708

Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639

Erin Cripps, Investor Relations Representative
Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca